AMENDMENT TO
RESTATED ARTICLES OF INCORPORATION
OF
TAUBMAN CENTERS, INC.

Article III of the Restated Articles of Incorporation is hereby amended as follows:

        Subsection 2(c)(viii) of Article III is hereby deleted in its entirety and replaced with the following:

“(viii) Intentionally omitted.”

        Additionally, all references in Article III to “Series I Preferred Stock” are hereby deleted.